05012873

RECEIVED

2005 NOV 30 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

mobile

Virgin Mobile
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

Telephone: 01225 895555
Facsimile: 01225 895889

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
United States of America

SUPPL

SEC file number: 82-34908

17th November 2005

Dear Sir/Madam,

Virgin Mobile Holdings (UK) plc
Furnishing of Material Pursuant to Rule 12g3-2(b)(1) Securities Act of 1934

Virgin Mobile Holdings (UK) plc (the "Company") is furnishing the enclosed material, which it has made public pursuant to the laws of England and Wales, filed with the UK Listing Authority or the London Stock Exchange or distributed to its security holders, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Commission file number 82-34908. The material enclosed herewith is being furnished under subparagraph (b)(1) of Rule 12g3-2 with the understanding that such material will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Philip Auld
Solicitor & Deputy Company Secretary
Virgin Mobile Holdings (UK) plc

PROCESSED

NOV 30 2005

THOMSON
FINANCIAL

Regulatory Announcement

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Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Interim Results
Released	07:00 17-Nov-05
Number	2658U

RNS Number:2658U
Virgin Mobile Holdings (UK) PLC
17 November 2005

Virgin Mobile Holdings (UK) plc (Virgin Mobile)
Interim results for the six months ended 30 September 2005

Released: London 17 November 2005

Unaudited	Six months ended 30 September 2005 (£ million)	Six months ended 30 September 2004 (£ million)	Change over period
Total revenue	274.6	256.7	7%
Service revenue	250.8	230.7	9%
Operating profit	45.5	35.7	27%
Basic EPS(pence)	10.8	7.8	38%
Operating free cashflow(1)	53.3	46.1	16%
Operating free cashflow margin(1)	19.4%	18.0%	1.4pp
Net Debt	192.7	264.1	(27%)

FINANCIAL HIGHLIGHTS

Sector-leading revenue growth

- Total revenue up 7.0% to £274.6m (H1 FY05: £256.7m)
- Service revenue up 8.7% to £250.8m (H1 FY05: £230.7m); up 17.9% ex-Ofcom impact
- Rolling 12 month ARPU of £121 (H1 FY05: £137, Q1 FY06: £123), with sustained rising trend in ARPUs month on month
- 90-day active customers up 15% to 4,153,400 (H1 FY05: 3,603,700)
- Net 90-day active customer additions of 121,500 (H1 FY05: 362,200)
- Blended SAC per connection of £34 - includes new contract customer SAC. Prepay SAC of £29 (H1 FY05: £26)

Increasing Margins and Strong Cashflow Generation

- ...ting costs per customer down 35%

£45.5m (H1 FY05: £35.7m)

- EBITDA margin of 19.7% (H1 FY05: 17.1%); Ex-Ofcom and one-off items, EBITDA margin of 19.7% (H1 FY05: 16.5%)
- Operating margin of 16.6% (H1 FY05: 13.9%); Ex-Ofcom and one-off items, operating margin of 16.6% (H1 FY05: 13.1%)
- High capital efficiency with capital expenditure at 1.9% of revenue (H1 FY05: 2.2%)
- Operating free cashflow(1) up 16% to £53.3m (H1 FY05: £46.1m)
- Net debt reduced to £192.7m (H1 FY05: £264.1m)
- Interim dividend of 3.4p per share

Confident outlook for FY 2006

- On track to meet all previous guidance
    - Mid-teens percentage service revenue growth for full year
    - EBIT margin dilution of up to 1pp due to launch of contract proposition

(Note 1): Definitions and calculation of EBITDA and operating free cashflow are shown in the table "Operating data half year comparatives financial operating data" and in the notes beneath the table "Quarterly comparatives non-financial operating data".

Charles Gurassa, Chairman, commented:
"Virgin Mobile has delivered another very good performance for the half year. Our service revenue growth is once again sector-leading and our low capital expenditure business model continues to translate into very healthy cash generation. This strong cash generation enables us to pay a 3.4p per share interim dividend and to continue to invest in growing our customer base in the prepay and contract market in the UK."

Tom Alexander, Chief Executive, commented:
"The past six months have been operationally very productive with the launch and expansion of our contract proposition and establishing a new platform for our next phase of growth. This should provide the basis for consistent double-digit service revenue growth in FY 2007. We have built on our excellent results from the previous year, continuing to develop the best customer service in the sector and innovative products. And with our efficient cost control and increased profitability, we look forward to the future with confidence."

OUTLOOK

Please see "Forward-looking statements" below.

Once again, we have delivered sector-leading service revenue growth. During the first half, excluding the impact of the Ofcom interconnection rate cuts in September 2004, our underlying service revenue growth was 17.9% and this performance underpins the confidence in our ability to continue to outperform the competition.

We expect our momentum to be sustained by increasing our prepay customer base, continuing positive ARPU trends, and building on the initial success of our contract proposition. We have been embarking upon a phased rollout of the contract product in line with our stated strategy, and we expect to accelerate monthly connection volumes in the second half. With this momentum, we are on track to deliver mid-teens percentage growth in service revenues for the full year.

We now plan to take additional steps to invest in the next phase of growth. We will reinvest a portion of EBIT growth into accelerating the acquisition of contract customers in the second half. Our core prepay business will keep on

inherent within the Virgin Mobile business model. We will continue to drive down the cost of serving each customer while retaining our commitment to best in class customer service, and cost growth is expected to stay close to 0% for the FY 2006 (excluding the one-off costs in the prior year). In addition there will be no further impact from the Ofcom interconnection rate cuts on the year on year margin comparison in the second half. We remain committed to our previously stated full year target of up to 1pp EBIT margin dilution (on the FY 2005 figure of 15.9%) as we invest in the future growth of the business.

We delivered another strong cashflow performance in the first half. While our operating free cashflow margin expanded strongly to 19.4% during the last half, we reiterate our guidance that operating free cashflow margin will be broadly stable compared to FY 2005 due to investment in acquiring contract customers during H2 FY06.

Our high operating free cashflow has enabled us to reduce our net debt to 1.95x EBITDA. While we expect the net debt position to continue to decrease, this decline will occur at a slower pace due to the impact of contract investment on working capital and our initial tax payments in H2 FY06. Our strong first half has allowed us to announce a planned interim dividend payment of 3.4p per share, with a payout ratio for the full year targeted at 50% of net income.

OPERATING REVIEW

Virgin Mobile's aim is to deliver strong growth by leveraging the Virgin Mobile brand and maintaining a differentiated approach to the consumer market. During the first half, we have grown rapidly while investing in new channels and infrastructure to support future growth. We have delivered against our strategy in the following areas:

Revenue Growth

Customer growth

Within a competitive environment, over the past twelve months, Virgin Mobile has delivered 15% growth in active customer numbers to 4,153,400 up from 3,603,700 in H1 FY05. This increase is a result of our great value and innovation, outstanding consumer marketing, broad customer reach, strong brand and the best customer care in the industry. Prepay was the principal engine of this growth over the last year with contract delivering steady connections in the past five months.

Improving the prepay proposition

During the past six months, our selective approach to prepay growth was focused on retaining and acquiring more profitable customers through innovative products and services that differentiate us in the market place. This approach has enabled us to increase revenues by both adding new customers and by encouraging additional usage from our existing users. Expansion of our service and product range is therefore a key driver of growth for Virgin Mobile and we have made significant progress during the half as demonstrated through our rising trend in month on month ARPU over the period. This will flow through the reported 12 month rolling ARPU during the next half.

Our innovative approach to product development continues to differentiate us in the marketplace, with the following developments during H1 FY06:

- Exclusive handsets: We unveiled an exclusive brand of mobile phones aimed at 16-30 year olds under the brand name "Lobster". The debut phone in the range, the Lobster 485, is one of the smallest flip handsets available in Europe. A number of further Lobster-branded phones will be launched throughout this financial year.
- Reward schemes: We introduced the "Red" reward scheme, offering prepay

rewarded with £10 off a new phone for every £100 they spend on calls and texts.
- Bundle vouchers: We launched Bundle Vouchers. Customers can buy two, four or six months worth of airtime Bundles in advance. We have successfully used this mechanism to promote selected handsets. Airtime Bundles are being used increasingly across the Virgin Mobile customer base.
- On-line sales: We started an exclusive on-line proposition targeted at high spending prepay users offering an airtime Bundle including double texts each month. This has driven significant growth in our on-line channel.
- Mobile Television: We announced a proposed partnership with BT Livetime to offer our customers access to live digital TV 24 hours a day. In the trial, the service features the UK's first mobile Electronic Programme Guide which allows the customers to set an alert, up to a week in advance, to remind them when a favourite programme is about to start.

Further inroads into the contract market
Virgin Mobile Pay Monthly was launched on 1 May 2005 exclusively at Carphone Warehouse. We have made good progress during the first half, demonstrating the appeal of our proposition to high-value users.

We have now entered the second stage of our phased approach to building our contract offer:

- We have expanded into Virgin Mobile Stores in Virgin Megastores and WH Smith Stores. This rollout will increase monthly connections, with highly beneficial customer economics.
- In early November, we moved into a third channel, The Link, with further major high street distribution initiatives planned for early 2006.
- To support the expansion of our contract offer, we have launched a new television, poster and press advertising campaign.

This phased investment is laying the foundation for future growth, ensuring that we develop profitably and with the high standard of customer care that is integral to our consumer proposition.

We continue to offer our customers superior value for money. Our proposition remains the UK's only consumer contract offer to guarantee customers either a reduction in their monthly charge, or a new phone on renewal of their 12 or 18 month contract.

Contract represents an exciting opportunity for growth for Virgin Mobile, as this market segment accounts for approximately one third of mobile customers and two thirds of total mobile revenues in the UK.

Churn
Churn is an expected and regular cost of business in the mobile market. We have previously indicated that churn will trend towards the industry average as our customer base grows and during the first half, active customer churn was higher at 26.9% (FY05: 22.6%). This position is still below the industry average of above 30% and Virgin Mobile remains a net beneficiary of churn. We are implementing retention measures to ensure we continue to outperform in this area, recognising the value of existing customers through loyalty reward programmes linked to a customer's airtime spend with us such as the Virgin Mobile Red scheme, which was launched in May 2005. We also continue to invest in our award-winning customer service with initiatives such as the strengthening of our retail network, contract service support, web platform upgrade and the call centre trial in Johannesburg, all of which are described below.

Investment in Growth

Expanding distribution
In the first half, we broadened our distribution and our contract product availability

- The WH Smith pilot Virgin Mobile Store concept was launched in October 2004 at eight locations and has been expanded to cover eleven further locations. There are now a total of 19 Virgin Mobile Stores in WH Smith Stores in the UK. We will continue to explore a range of opportunities to expand Virgin Mobile's high street presence further.
- We have also focused on broadening its contract distribution, including opening new channels, implementing new contract systems support, and providing additional training for customer service professionals in Virgin Mobile Stores.

Investing in service

An essential component of our brand strategy is providing superior customer service. We consistently receive the highest ratings in the UK mobile market for our customer care, and we will continue to invest in this critical part of our consumer offer.

- We were awarded the highest customer satisfaction rating in the prepay market, winning the JD Power and Associates survey for 2005. In the Customer Service Satisfaction measure, Virgin Mobile achieved a score of 851 out of 1,000, 120 points ahead of our nearest competitor.
- We also won Best Customer Service for the fifth year in a row at the Mobile Choice Consumer Awards 2005.

We are now investing in new customer service functions to support the future growth of our customer base and are currently trialing a 50-seat call centre in Johannesburg, South Africa. We take customer contact seriously, and we are committed to providing a high standard of customer care as we grow our offer and our customer base. We believe that the call centre in South Africa will provide top quality, knowledgeable service to our customers at a reduced cost and supplement our UK-based teams, which will remain the hub of our customer service operations.

Building our growth infrastructure
We have been very active during the half in implementing a number of key internal initiatives which will support our future growth.

- Strengthening our retail network: During the half we have improved our retail communication network and training in support of both contract and prepay.
- Contract service support: We have created additional billing and fraud detection support for the expansion of contract along with providing additional training to existing call centre staff to ensure our excellent quality of service is maintained.
- Web platform upgrade: We have invested in the upgrade of our online platform to support increases in volume, to provide online self-service and support for the contract product. This will go live during H2 FY06.

Evolution of 3G proposition

We are planning to evolve the range of services that we offer using 3G, building on the established Virgin Mobile BITES proposition, which is focused on highly entertaining bite sized pieces of content that act as antidotes to boredom. This service will include unique video content exclusive to Virgin Mobile, a video download storefront, full track music downloads over the air, and the latest 3D games downloads.

As part of the evolution to 3G we will improve on the simplicity and usability of the service with an enhanced design making the most of the next generation of handsets, as well as simplified pricing of services. The timing of service introduction has been determined by customer demand and we expect deployment to

International Expansion
On 24 October 2005, Virgin Mobile, Carphone Warehouse and Virgin Management Limited announced that they were in discussions regarding the launch of a nationwide Mobile Virtual Network Operator (MVNO) in France. Subject to agreement being reached, the MVNO will operate under the Virgin Mobile brand and use the Orange network. Further details relating to the venture will be announced in due course.

FINANCIAL REVIEW

These are the first results to be presented in accordance with International Financial Reporting Standards ("IFRS"). The comparative information has been restated and is accordance with the information released to the market on 30 September 2005.

Revenue growth

Customer growth drove a 7.0% rise in total revenue to £274.6m (H1 FY05: £256.7m). Service revenue increased by 8.7% to £250.8m (H1 FY05: £230.7m), despite the impact of the 30% cut by Ofcom in mobile termination rates in September 2004. Excluding the impact of these cuts, underlying service revenue growth was 17.9%. There will be no further impact from Ofcom in the second half and this, combined with steady growth in prepay additions, positive trend in month on month ARPU and the roll-out of our contract offering, supports our confidence in delivering revenue growth in the mid-teens for the full year.

Rolling 12-month ARPU was £121 compared to £137 at 30 September 2004, £127 at 31 March 2005 and £123 as at 30 June 2005. Yields remained firm and most of the decline in the first half of the year was due to the impact of the Ofcom cuts. This accounted for £5 of the £6 decline in ARPU during the first half. The declining ARPU trend arising from the rapid and profitable growth in our customer base during 2004 has now worked through. There was no decrease in the reported ARPU in the last quarter when the Ofcom impact is excluded. During the first six months we saw an improved trend month on month in both ARPU and Minutes of Use, reflecting our focus on prepay quality and the launch into the contract market.

Equipment revenue was down 8% to £23.8m (H1 FY05: £26.0m) reflecting the greater proportion of connections where the retail channel has supplied the handset and Virgin Mobile the SIM.

Non-voice service revenue was 32.6% of service revenue compared to 29.0% in the six months to 30 September 2004, due to growth from our Virgin Mobile BITES service and in Premium SMS messaging, principally ringtones.

Gross margin

Total gross profit including equipment was £109.4m (H1 FY05: £115.9m). Service gross profit rose to £149.1m (H1 FY05: £143.4m) with service gross margin declining to 59.4% from 62.2% in the previous half year, reflecting the impact of the Ofcom cuts. Excluding Ofcom cuts, the service gross margin was stable; reflecting no underlying price erosion during the first half. The decline in total gross margin to 39.8% from 45.1% was the result of increased blended Subscriber Acquisition Costs ("SAC") and the increase in retailer supplied handset connections, which rose to £34 (H1 FY05: £26). This is as anticipated, following the launch of contract at the beginning of Q1 and held broadly stable for the first half. Prepay SAC was £29 during the six months, broadly stable across the last two quarters.

Operational discipline

We contained costs effectively during the year despite investing in new products

During the six months ended 30 September 2004, we incurred one-off expenses of £11.8m in relation to the IPO. Excluding these one-off expenses, cash operating expenses fell by 8%, and following the second half phasing of marketing spend associated with the roll out of the contract product, we expect to finish the year with a full year target of close to 0% change (excluding one-off costs in the prior year).

EBITDA and EBIT Margin
During the first half, EBITDA margin was 19.7% (H1 FY05: 17.1%), and EBIT margin was 16.6% (H1 FY05: 13.9%). Excluding the one-off items and the impact of Ofcom, the underlying margin expanded strongly with the EBITDA margin rising to 19.7% (H1 FY05: 16.5%) and EBIT margin rising to 16.6% (H1 FY05: 13.1%).

This strong margin expansion reflects the sector-leading underlying revenue growth and reduction in operating costs. These demonstrate continued operational leverage, which has been a consistent strength of the Virgin Mobile model.

With the additional investment in customer acquisition over the last period and no further Ofcom impact to profitability in the second half, we remain on track to deliver up to 1pp EBIT margin dilution on the FY 2005 figure of 15.9%.

Cash generation
Capital expenditure declined by 5% to £5.4m (H1 FY05: £5.7m), or just 1.9% of revenues (H1 FY05: 2.2%) in a period of intense development, including the launch of contract and the trial of mobile TV. We continue to receive good development support from our network partner, T-Mobile, under the terms of our supply contract.

The ability to generate high levels of cash while continuing to invest in the future growth of our business is a key differentiator for Virgin Mobile. During the period, working capital improved by £4m reflecting strong cash control and the predominantly pre-paid business model. This, combined with the strong EBITDA performance and low capital expenditure has generated operating free cashflow of £53.3m for the half, a 16% rise over a year ago (H1 FY05: £46.1m). Operating free cashflow margin has risen by 1.4pp to 19.4% (H1 FY05: 18.0%).

Our highly favourable cashflow profile allowed us to reduce net debt to £192.7m, from £264.1m a year ago. Our rapid debt reduction and robust financial management have enabled us to lower our gearing level to just 1.95x EBITDA, compared to 2.61x at 30 September 2004.

Dividend payment

In the light of our strong cashflow generation, the Board announces an inaugural interim dividend of 3.4 pence per share, payable on 23 December 2005 to shareholders on the register on 2 December 2005. The Board expects to continue to employ a progressive dividend policy going forward and is targeting a payout ratio for the full year of 50% of net income.

SECOND QUARTER KEY PERFORMANCE INDICATORS

A total of 44,200 net active customers were added during the quarter (Q1 FY06: 77,300). As detailed in the Operating Review section above, we have adopted a selective approach to prepay growth and were focused on retaining and acquiring more profitable customers. Rolling 12-month ARPU for the quarter was £121 compared to £123 in the previous quarter and £137 a year ago. The reduction of £2 during the quarter was due to the final impact of the Ofcom rate cuts - excluding these cuts ARPU, on a 12-month rolling basis, was flat. On a month on month basis ARPU continues to show positive trends with this KPI already benefiting from the selective approach to acquisition described above

The contribution of non-voice services to total sales rose by 1.1pp during the

ago. This was the result of increasing uptake of Virgin Mobile BITES and other value-added services.

Subscriber acquisition costs in the second quarter were £36 compared to £32 in the previous quarter and £24 a year ago, reflecting our planned incremental increases due to the launch of contract. Prepay SAC in the second quarter were £29 compared to the previous quarter of £30 per connection and £26 for the full year 2005. The slight rise in SACs on the previous year reflects the more selective approach to prepay.

OPERATING DATA
HALF YEAR COMPARATIVES
FINANCIAL OPERATING DATA

	Six months ended 30 September 2005 £million	Six months ended 30 September 2004 £million	% change	Six months ended 31 March 2005 £million	Yea
Service revenue	250.8	230.7	9%	226.9	
Equipment revenue	23.8	26.0	(8%)	37.7	
Total revenue	274.6	256.7	7%	264.6	
Service gross profit	149.1	143.4	4%	137.3	
Equipment gross profit	(39.7)	(27.5)	44%	(33.5)	
Total gross profit	109.4	115.9	(6%)	103.8	
Service gross margin	59.4%	62.2%	(2.8pp)	60.5%	
Gross margin	39.8%	45.1%	(5.3pp)	39.2%	
Cash operating expenses	(55.4)	(60.3)	(8%)	(59.0)	
One-off items (see Note 4)	-	(11.8)	n/a	(3.4)	
EBITDA(1)	54.0	43.8	23%	41.4	
EBITDA - excluding one-off items	54.0	55.6	(3%)	44.8	
EBITDA margin	19.7%	17.1%	2.6pp	15.6%	
EBITDA - excluding one-off items	54.0	55.6	(3%)	44.8	
Change in working capital	4.2	(3.8)	211%	(0.5)	
Capital expenditure	(4.9)	(5.7)	(14%)	(5.8)	
Operating free cashflow(2)	53.3	46.1	16%	38.5	
Operating free					

.

EBITDA(1)	54.0	43.8	23%	41.4
Depreciation and amortisation	(8.5)	(8.1)	5%	(9.3)
Operating profit	45.5	35.7	27%	32.1
Operating profit - excluding one-off Items	45.5	47.5	(4%)	35.5
Operating profit margin	16.6%	13.9%	2.7pp	12.1%
Operating profit (excluding one-off items) margin	16.6%	18.5%	(1.9pp)	13.4%
Basic earnings per share	10.8p	7.8p	38%	5.9p
Net debt (see Note 8)	192.7	264.1	(27%)	234.2

NON-FINANCIAL OPERATING DATA(3)

	Six months ended 30 September 2005	Six months ended 30 September 2004	%change	Six months ended 31 March 2005	Yea 3
90 day active customers (thousands)	4153.4	3,603.7	15%	4,031.9	
Net 90 day active customer additions (thousands)	121.5	362.2	(66%)	428.2	
Active customer churn(4) (%)	26.9%	-	N/A	22.6%	
Connected SIMs (thousands)	5,769.9	4,609.0	25%	5,359.9	
Average Revenue Per User ("ARPU")(£)	£121	£137	(12%)	£127	
Non-voice service revenue as a percentage of service revenue (%)	32.6%	29.0%	3.6pp	31.2%	

Annual Minutes

(minutes)	752	831	(10%)	775
Annual SMS per customer (SMS messages)	584	667	(12%)	614
Subscriber Acquisition Costs ("SAC") per gross addition (£)	£34	£26	31%	£26
Capital expenditure as a percentage of total revenue (%)	1.9%	2.2%	(0.3pp)	1.9%

QUARTERLY COMPARATIVES
NON-FINANCIAL OPERATING DATA(3)

	3 months ended 30 June 2004	3 months ended 30 September 2004	3 months ended 31 December 2004	3 months ended 31 March 2005	3 mo
90 day active customers (thousands)	3,391.8	3,603.7	3,879.5	4,031.9	
Net 90 day active customer additions (thousands)	150.3	211.9	275.8	152.4	
Active customer churn(4) (%)	-	-	-	22.6%	
Connected SIMs (thousands)	4,248.7	4,609.0	5,025.5	5,359.9	
Average Revenue Per User ("ARPU") (£)	£142	£137	£132	£127	
Non-voice service revenue as a percentage of service revenue (%)	28.7%	29.0%	29.7%	31.2%	
Subscriber Acquisition Costs("SAC") per gross addition (£)	£28	£24	£28	£23	

(1) Due to our low levels of capital investment, we believe that operating profit is a useful measure of the profitability we achieve with our asset base. In addition, we believe it is a useful measure for some investors to determine our operating cashflow and historic ability to meet debt service and capital expenditure requirements. EBITDA is presented because it is a standard financial metric used in our industry. EBITDA consists of profit before finance costs and investment income, tax and depreciation and amortisation. EBITDA is not a measure of financial performance under IFRS and should not be considered as an alternative to cashflow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

(2) Operating free cashflow is defined as EBITDA before one-off expenses, adjusted for changes in working capital and less capital expenditure (including purchase of property, plant and equipment and other intangible assets).

(3) Connected SIMS/customers are shown at the relevant dates. Churn rates, ARPU, non-voice service revenue as a percentage of service revenue, annual MOU per customer and annual SMS per customer are based on information in the preceding twelve months from the relevant dates. Customer additions, SAC per gross addition and capital expenditure as a percentage of revenue are based on information during the relevant period.

(4) From 31 March 2005, churn is reported and calculated based on the 90 day active customer base, adjusted for connections which, in the company's view, do not result in active customers (including those in respect of prepay handset upgrades). Previously, churn was reported and calculated based on the connected SIM base. Reported churn was 15.2% as at 30 June 2004, 14.3% as at 30 September 2004 and 16.2% as at 31 December 2004.

INDEPENDENT REVIEW REPORT TO VIRGIN MOBILE HOLDINGS (UK) PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the income statement, the statement of recognised income and expense, the balance sheet, the cashflow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 2, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP
Chartered Accountants
London
17 November 2005

Notes:

- A review does not provide assurance on the maintenance and integrity of the Virgin Mobile Holdings (UK) plc website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.
- Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions/

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005 (UNAUDITED)

	Note	Six months ended 30 September 2005 £'000	Six months ended 30 September 2005 £'000	Year ended 31 March 2005 £'000
Revenue	3	274,616	256,739	521,296
Cost of sales	3	(165,168)	(140,804)	(301,624)
Gross profit	3	109,448	115,935	219,672
Administrative expenses		(63,904)	(80,216)	(151,906)
Operating profit	4	45,544	35,719	67,766
Investment income		408	900	1,511
Finance costs		(8,463)	(6,493)	(16,594)
Profit before tax		37,489	30,126	52,683
Tax	5	(9,973)	(10,529)	(18,242)
Profit for the period		27,516	19,597	34,441

Earnings per share				
Basic	7	10.8p	7.8p	13.7p
Diluted	7	10.6p	7.7p	13.5p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005 (UNAUDITED)

	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Deferred tax on share options	714	687	1,077
Net income recognised directly in reserves	714	687	1,077
Profit for the period	27,516	19,597	34,441
Total recognised income and expense for the period	28,230	20,284	35,518

The results derive from continuing operations and are attributable to the equity shareholders of Virgin Mobile Holdings (UK) plc.

CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2005 (UNAUDITED)

	Note	30 September 2005 £'000	30 September 2004 £'000	31 March 2005 £'000
Non-current assets				
Other intangible assets		12,932	19,241	14,999
Property, plant and equipment		4,979	6,172	6,060
Deferred tax asset		19,538	26,382	19,059
		37,449	51,795	40,118
Current assets				
Inventories		5,184	8,582	5,941
Trade and other receivables		36,231	30,468	24,256
Cash and cash equivalents	11	15,208	32,845	13,220
		56,623	71,895	43,417
Total assets		94,072	123,690	83,535
Current liabilities				
Borrowings	8	(50,212)	(53,545)	(49,793)
Trade and other payables		(104,092)	(89,018)	(79,214)
		(154,304)	(142,563)	(129,007)
Non-current liabilities				
Borrowings	8	(159,154)	(247,456)	(198,310)
Trade and other payables		(2,760)	(2,859)	(2,659)
		(161,914)	(250,315)	(200,969)

Net liabilities		(222,146)	(269,188)	(246,441)
Ordinary share capital	9	25,821	25,058	25,293
Share premium		23,031	12,660	15,859
Merger reserve		(328,348)	(328,348)	(328,348)
Retained earnings		57,350	21,442	40,755
Total equity	10	(222,146)	(269,188)	(246,441)

The financial statements were approved by the board of directors and authorised for issue on 17 November 2005.
They were signed on its behalf by:

Alan Gow
Director

CONSOLIDATED CASHFLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005 (UNAUDITED)

	Note	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Cashflows from operating activities	11	58,984	45,685	90,780
Cashflows from investing activities Interest received		408	900	1,511
Purchase of property, plant and equipment		(1,028)	(1,508)	(3,477)
Purchase of other intangible assets		(3,884)	(4,228)	(8,025)
Net cash used in investing activities		(4,504)	(4,836)	(9,991)
Cashflows from financing activities Dividends paid		(12,387)	-	-
Net proceeds from issue of ordinary share capital		7,095	848	4,282
Cash drawn down under bank loan		-	326,700	326,700
Interest paid		(7,199)	(640)	(13,635)

borrowings, including finance lease		(40,001)	(131,424)	(181,428)
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders		-	(240,969)	(240,969)
Net cash used in financing activities		(52,492)	(45,485)	(105,050)
Net increase (decrease) in cash and cash equivalents		1,988	(4,636)	(24,261)
Cash and cash equivalents at start of the period		13,220	37,481	37,481
Cash and cash equivalents at end of the period		15,208	32,845	13,220

NOTES TO THE INTERIM REPORT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

1. GENERAL INFORMATION
The information set out above does not constitute the Group's statutory accounts as defined in section 240 of the Companies Act 1985. The figures for the year ended 31 March 2005, as adjusted under IFRS, are an abridged version of the statutory accounts for that year. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified. The information for the six months ended 30 September 2004 and 2005 is unaudited.

2. ACCOUNTING POLICIES
The interim financial report has been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted for use in the EU, for the first time and the disclosure requirements of the Listing Rules.

On the adoption of IFRS, the Group's accounting policies have changed from those applied under previous UK Generally Accepted Accounting Principles ("UK GAAP") in certain areas. The IFRS accounting policies have been applied consistently to all periods presented and in preparing an opening IFRS balance sheet at 1 April 2004 for the purposes of the transition to IFRS. The reconciliations of equity at 1 April 2004 (date of transition to IFRS), 31 March 2005 (date of UK GAAP financial statements) and 30 September 2004 (date of UK GAAP comparatives) and the reconciliations of profit for the year ended 31 March 2005 and the six months ended 30 September 2004, as required by IFRS 1 "First-time adoption of International Financial Reporting Standards", including a full set of accounting policies, have been published on the company's website, www.virginmobile.com/ mobile, on 30 September 2005. The financial statements for the year ending 31 March 2006 are currently expected to be prepared on this basis.

Following the launch of the Group's contract offering during the period, the

Revenue
Contract customers are billed in arrears based on usage and revenue is recognised when the service is rendered.

Subscriber acquisition costs
Subscriber acquisition costs for contract customers, which include the commission costs associated with acquiring new contract customers and other incremental costs of contract customer acquisition, are recorded within other receivables prior to commencement of the contract as they are expected to be realised within twelve months from the balance sheet date. The costs are recognised in the income statement, within equipment cost of sales, over the length of the contract.

3. SEGMENT ANALYSIS
The Group's operations and markets are located within the United Kingdom and form a single business segment with two types of product, being service and equipment.

The results of the business are managed by splitting gross profit between service gross profit and equipment gross profit. Operational costs are considered as overheads associated with the single segment and are therefore not split between service and equipment. Likewise, the balance sheet is not split between service and equipment.

The results of the business, split by product type, are as follows:

	Six months ended 30 September 2005			Six months ended 30 September		
	Service £'000	Equipment £'000	Total £'000	Service £'000	Equipment £'000	
Revenue	250,784	23,832	274,616	230,662	26,077	25
Cost of sales	(101,663)	(63,505)	(165,168)	(87,223)	(53,581)	(14
Gross profit	149,121	(39,673)	109,448	143,439	(27,504)	11
Administrative expenses			(63,904)			(8
Operating profit			45,544			3
Investment income			408			
Finance costs			(8,463)			(
Profit before tax			37,489			3
Tax			(9,973)			(1
Profit for the period			27,516			

For comparative purposes, the results of the business, split by product type, for the year ended 31 March 2005 is given below:

	Year ended 31 March 2005		
	Service £'000	Equipment £'000	Total £'000

Revenue				457,636	63,660	521,296
Cost of sales				(176,904)	(124,720)	(301,624)
Gross profit				280,732	(61,060)	219,672
Administrative expenses						(151,906)
Operating profit						67,766
Investment income						1,511
Finance costs						(16,594)
Profit before tax						52,683
Tax						(18,242)
Profit for the year						34,441

4. OPERATING PROFIT

Operating profit has been arrived at after charging:

	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Depreciation of property, plant and equipment	1,966	1,880	4,011
Amortisation of non-current intangible assets	6,487	6,161	13,425
Capital restructuring and IPO related expenses	-	6,158	6,320
Pre-IPO employee share option schemes	-	5,599	8,869

The expense for £6,158,000 in the six months ended 30 September 2004 and £6,320,000 in the year ended 31 March 2005 relates to expenditure by the Group with respect to the group reorganisation undertaken and the Initial Public Offering ("IPO") during the year ended 31 March 2005.

The expense for £5,599,000 in the six months ended 30 September 2004 and £8,869,000 in the year ended 31 March 2005 relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees, as a reward for growing the business in the period from launch until the IPO, during the year ended 31 March 2005.

5. TAX

	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Current tax			
UK corporation tax	9,738	-	-
	9,738	-	-

Origination and reversal of timing differences	235	10,529	18,242
	235	10,529	18,242
	9,973	10,529	18,242

Corporation tax is calculated at 30% (30 September 2004 - 30%) of the estimated assessable profit for the period.

6. DIVIDENDS

Amounts recognised as distributions to equity holders in the period:

	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Final dividend for the year ended 31 March 2005 of 4.88p (31 March 2004 - nil) per share	12,387	-	-
	12,387	-	-
Proposed interim dividend for the year ended 31 March 2006 of 3.4p (30 September 2004 - nil) per share	8,779	-	-

The proposed interim dividend was approved by the Board on 16 November 2005 and has not been included as a liability as at 30 September 2005.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings

	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Earnings for the purposes of basicearnings per share being net profit attributable to the equity holders of the parent	27,516	19,597	34,441
Effect of dilutive potential	-	-	-
ordinary shares	27,516	19,597	34,441
Earnings for the purposes of diluted earnings per share	27,516	19,597	34,441

Number of shares (000s)

	ended 30 September 2005	ended 30 September 2004	31 March 2005
Weighted average number of ordinary shares for the purpose of basic earnings per share	255,073	250,152	250,919
Effect of dilutive potential ordinary shares, being share options outstanding as at the balance sheet date	3,439	4,152	4,535
Weighted average number of ordinary shares for the purpose of diluted earnings per share	258,512	254,304	255,454

Earnings per share

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
Basic	10.8p	7.8p	13.7p
Diluted	10.6p	7.7p	13.5p

8. BORROWINGS

Bank loan

The Group has one bank loan with £210,000,000 outstanding at 30 September 2005 (30 September 2004 - £300,000,000; 31 March 2005 - £250,000,000). The loan was taken out on 2 July 2004. Repayments commenced on 30 September 2004 and continue until 30 June 2009. The loan is secured on the share capital and assets of the Virgin Mobile Group (UK) Limited group. The loan carries interest rate at 0.8% above LIBOR.

Net debt

The Group defines net debt as current and non-current borrowings, cash and cash equivalents and other financial assets, excluding liabilities relating to accrued interest on borrowings and gains and losses in respect of derivative financial instruments. Net debt at 30 September 2005 is £192,745,000 (30 September 2004 - £264,107,000; 31 March 2005 - £234,239,000).

9. ORDINARY SHARE CAPITAL

	30 September 2005 £'000	30 September 2004 £'000	31 March 2005 £'000
Authorised:			
330,000,000 (30 September 2004 and 31 March 2005 - 330,000,000) ordinary shares of £0.10 each	33,000	33,000	33,000
Issued:			
258,209,429 (30 September 2004 -			

252,935,948) ordinary shares of £0.10 each	25,821	25,058	25,293

Of the issued share capital, 414,058 ordinary shares of £0.10 each were unpaid at 30 September 2005 (30 September 2004 - nil; 31 March 2005 - nil). The movement in share capital arose from the exercise of share options.

10. RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' EQUITY

	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Total recognised income and expense for the period	28,230	20,284	35,518
Dividends paid	(12,387)	-	-
Charges in respect of employee share schemes	752	5,764	9,843
Issue of ordinary shares	7,700	848	4,282
Net movement in total shareholders' equity for the period	24,295	26,896	49,643
Total shareholders' equity at the beginning of the period	(246,441)	(296,084)	(296,084)
Total shareholders' equity at the end of the period	(222,146)	(269,188)	(246,441)

11. NOTES TO THE CASHFLOW STATEMENT

	Six months ended 30 September 2005 £'000	Six months ended 30 September 2004 £'000	Year ended 31 March 2005 £'000
Operating profit	45,544	35,719	67,766
Adjustments for:			
Loss (gain) on derivatives	23	(155)	(108)
Non cash charge in respect of employee share schemes	752	5,764	9,843
Depreciation of plant, property and equipment	1,966	1,880	4,011
Amortisation of other intangible assets	6,487	6,161	13,425
Loss on disposal of plant, property and			

Operating cashflows before movements in working capital	54,772	49,454	95,063
Decrease in inventories	757	2,219	4,860
(Increase) decrease in receivables	(11,373)	8,150	14,315
Increase (decrease) in payables	14,828	(14,138)	(23,458)
Movements in working capital	4,212	(3,769)	(4,283)
Net cashflow from operating activities	58,984	45,685	90,780

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control and all of which are based on the Company's current beliefs and expectations about future events. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are typically identified by the use of forward-looking terminology such as ''believes'', ''expects'', ''may'', ''will'', ''could'', ''should'', ''intends'', ''estimates'', ''plans'', ''assumes'' or ''anticipates'' or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

These forward-looking statements and other statements contained in this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Group. Also, the sector and markets in which the Company operates may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on the Group's business, operating results and financial condition and the market price of the Company's ordinary shares.

Contacts

Investors and Analysts

Mike Thomas, Head of Corporate Finance and Investor Relations
+44 (0)7941 045738 or +44 (0)20 7484 4300
ir@virginmobile.com

Press

Steven Day, Corporate Affairs Director
+44 (0)7931 777777 or +44 (0)20 7484 4300
press.office@virginmobile.com

Finsbury

[illegible] or Dan Hunter

•

www.virginmobile.com/about

There will be a presentation for analysts and investors at The City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP. Attendees may register from 8.30am and the presentation will begin at 9.00am.

In addition, a live webcast of this event will be available through the Virgin Mobile website, which will also be archived for replay over the next six months: http://about.virginmobile.com/about/ir/

END

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